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SEC FILE NUMBER
8-45235

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **World Choice Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer　　　☐ Security-based swap dealer　　　☐ Major security-based swap participant
　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7650 Rivers Edge Drive, Suite 260
(No. and Street)

Columbus	**OH**	**43235**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert K Cargin	**614-433-0231**	**r.cargin@wcsrep.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HHH CPA Group, Inc
(Name – if individual, state last, first, and middle name)

1250 Old Henderson Rd.	**Columbus**	**OH**	**43220**
(Address)	(City)	(State)	(Zip Code)

12/21/2010	**5344**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Robert K Cargin _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of World Choice Securities, Inc _____ , as of 12/31 _____ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President

Bonita D. Williams
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

WORLD CHOICE SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2025


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of World Choice Securities, Inc.
Westerville, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of World Choice Securities, Inc. (an S corporation) as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of World Choice Securities, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of World Choice Securities, Inc.'s management. Our responsibility is to express an opinion on World Choice Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to World Choice Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule of Aggregate Indebtedness, Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) Under Rule 17a-5(e)(4) of the Securities and Exchange Commission, and Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of World Choice Securities, Inc.'s financial statements. The supplemental information is the responsibility of World Choice Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule of Aggregate Indebtedness, Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) Under Rule 17a-5(e)(4) of the Securities and Exchange Commission, and Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC

We have served as World Choice Securities, Inc.'s auditor since 2020.
Columbus, Ohio
March 3, 2026

WORLD CHOICE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash	$	74,129
Restricted cash and equivalents		50,000
Total cash		124,129
Receivable from broker-dealers and clearing dealer		67,211
Total current assets		191,340
Long term assets		-
	$	191,340

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	23,237
Commissions payable		33,235
Accrued liabilities		12,000
Related Party payable		7,800
Total current liabilities		79,272
Subordinated debt		-
Total current liabilities		79,272

Stockholder's equity:

Common stock, par value $10 per share, 25,000 shares authorized, 800 shares issued and outstanding	8,000
Additional paid in capital	85,912
Retained earnings	18,156
Total stockholders' equity	112,068
$	191,340

The accompanying notes are an integral part
of these financial statements.

WORLD CHOICE SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES:

Commissions Income	$ 561,870
Investment Advisory	184,570
12b-1 Fees	176,227
Fee Income	11,645
Other Income	37,273
Interest income	42,661
Total revenues	1,014,246

OPERATING EXPENSES:

Commissions	526,716
Payroll Expense	127,516
Clearing House Charges	60,888
Insurance	21,262
Registration & Regulatory	17,423
General and administrative	160,371
Total operating expenses	914,176
Total Operating Income	100,070

Other income (expenses)

	0
Total other income (expenses)	0
NET INCOME	$ 100,070

The accompanying notes are an integral part
of these financial statements

WORLD CHOICE SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Common Stock:

Balance at beginning of period	$ 8,000
Shares issued / (redeemed)	-
Balance at end of period	8,000

Additional Paid In Capital:

Balance at beginning of period	$ 85,912
Contributed capital	-
Balance at end of period	85,912

Retained Earnings:

Balance at beginning of period	18,062
Net Income	100,070
Distributions	(99,976)
Balance at end of period	18,156

Total stockholder's equity	$ 112,068

The accompanying notes are an integral part
of these financial statements

<u>WORLD CHOICE SECURITIES, INC.</u>

STATEMENT OF CASH FLOWS
<u>FOR THE YEAR ENDED DECEMBER 31, 2025</u>

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 100,070
Adjustment to reconcile net income to net cash provided by operating activities	
Debt forgiveness	–
(Increase) decrease in:	
Receivable from broker-dealers and clearing organization	1,046
Increase (decrease) in:	
Accounts payable	17,132
Commissions payable	565
Accrued liabilities	1,800
Related party payable	7,800
Total adjustments	28,343
Net cash provided by (used in) operating activities	128,413

CASH FLOWS FROM INVESTING ACTIVITIES

Cash flows from investing activities	0
Cash flow from financing activities	
Distributions to members	(99,976)
Net cash flows from operating activities	(99,976)
Net change in cash	28,437
Cash and restricted cash at beginning of period	95,692
Cash and restricted cash at end of period	$ 124,129

Supplemental disclosures:	
Interest paid	$ –
Income taxes paid	$ –

The accompanying notes are an integral part
of these financial statements

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

World Choice Securities, Inc. (the Company) a Texas corporation was established in September of 1992 and changed its name on March 27, 1997. On October 1, 2017, 12% of the Company was sold to an individual and 88% was sold to the individual's firm, WCS Financial Group, Inc. Effective January 1, 2020 WCS Financial Group, Inc. purchased 12% of the Company from an individual. Effective January 1, 2020 WCS Financial Group, Inc. owns 100% of the Company.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents.

Receivable from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Property and equipment -

Property and equipment are carried at cost. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Advertising costs -

Advertising costs are expensed as incurred. Total cost was $918.00.

< This portion of the page intentionally left blank. >

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Investments -

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss. Currently the company has no marketable investments.

Compensated absences -

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

(2) PROPERTY AND EQUIPMENT:

The Company currently leases the building, equipment, and furnishings on a month-to-month lease from a related party. See note 6.

(3) FEDERAL INCOME TAXES:

Effective January 1, 2020, the parent company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective shares of net income.

(4) REVENUE FROM CONTRACTS WITH CUSTOMERS:

Investment Advisory Fees- The company earns investment advisory fees from contracts with customers and through third-party advisers to provide asset management and financial planning services. Management fees are assessed quarterly in arrears or at the beginning of the quarter. Fees are billed directly to customers or customer accounts when authorized and by a third-party adviser who forwards a portion of fees to World Choice through a Solicitors Agreement. The Company may contract with a customer to charge a flat fee based on work performed in account planning or analysis. Fees are recognized in the calendar quarter services are performed.

(4)   REVENUE FROM CONTRACTS WITH CUSTOMERS (Continued):

Introducing Broker/Dealer Revenue from Clearing Firm- The company earns commissions and fees from transactions and account handling in accounts held at the Company's clearing firm RBC Custody and Clearing, LLC, whereby World Choice has introduced the customer as a correspondent of RBC.

Brokerage and Insurance Commissions and Fees- The Company earns commissions and fees from customer contracts for investment company products, annuities, insurance policies and alternative investments such as REITs or oil and gas programs. Accounts are established by way of direct application with the sponsor with World Choice as the broker of record. Revenue is earned according to Selling Agreements with sponsors and recognized in the period it was earned.

(5)   RELATED PARTY TRANSACTION:

World Choice Securities Inc. is a subsidiary of WCS Financial Group, Inc. During 2024, related party transactions include dividends paid to the parent company. World Choice Securities, Inc. pays rent to RFG Properties, LLC which entity is under common ownership with WCS Financial Group. Month to month rent payments include leased space and furnished property and equipment for the year totaled $46,800.00 of which $7,800 remained payable at year end.

(6)   NET CAPITAL REQUIREMENTS:

The Company introduces transactions and accounts of customers or other brokers or dealers to RBC Custody & Clearing LLC and is subject to SEC rule 15c 3-1 (a)(2)(iv) which states the firm will maintain a minimum net capital of not less than $5,000, or 6 2/3% of Aggregate Indebtedness. At December 31, 2025, the Company has net capital of $118,711 which is $113,426 in excess of its required net capital of $5,285.

(7)   SUBSEQUENT EVENTS:

The Company evaluated subsequent events after the statement of financial position date of December 31, 2025 through March 2, 2026, which was the date the financial statements were issued, and concluded that no additional disclosures are required.

(8)   SINGLE REPORTABLE SEGMENT:

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of services, including principal transactions, agency transactions, investment banking, investment advisory and insurance business. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

(9)   REGULATORY REVIEW AND CONTINGENCY:

The Company is currently subject to an ongoing regulatory review by a U.S. regulatory agency relating to compliance with certain industry rules and reporting requirements. As of the date of these financial statements, the review remains in progress and the regulator has not issued any findings, conclusions, or assessments. Under ASC 450, *Contingencies*, management is required to evaluate whether a loss is probable, reasonably possible, or remote, and whether such loss can be reasonably estimated. Based on information currently available, management cannot conclude that a loss is probable, and no estimate of potential fines or penalties can be reasonably determined at this time. Accordingly, no liability has been recorded in the accompanying financial statements. Management believes that while an unfavorable outcome is reasonably possible, the amount of any such loss, if any, cannot be estimated due to the preliminary status of the review, the absence of specific examiner findings, and the inherent uncertainty of regulatory matters. The Company will continue to monitor the review and will record a liability if and when a loss becomes probable and reasonably estimable.

(10) RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES:

Receivables are uncollateralized broker obligations and advisory fees receivable due under normal trade terms requiring payment within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

(10) RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES(CONTINUED):

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Additionally, management estimates an allowance for the aggregate remaining receivables based on historical collectability. In the opinion of management, at December 31, 20XX, all receivables were considered collectible and have been collected prior to this report.

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties

< This portion of the page intentionally left blank. >

WORLD CHOICE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

SCHEDULE I

NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$ 119,818
DEDUCTIONS	(1,107)
ADDITIONS	0
NET CAPITAL BEFORE HAIRCUTS	118,711
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES	(0)
NET CAPITAL	$ 118,711

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 79,272
TOTAL AGGREGATE INDEBTEDNESS	$ 79,272

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness	$ 5,285
or	
Minimum Dollar Net Capital	$ 5,000
Minimum Net Capital Required	$ 5,285

Ratio:	
Aggregate Indebtedness to Net Capital	.445 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
Part II of Form X-17a-5 as of December 31, 2022)

Net Capital as Reported in Company's Part II Focus Report	$ 118,711
Adjustments	(0)
Net Capital Per Above	$ 118,711

Nick DiBartolomeo, CPA
Brian Schneider, CPA



Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
of World Choice Securities, Inc.
Westerville, Ohio

We have performed the procedures included in Rule 17a-S(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2025. Management of World Choice Securities, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2025, as applicable, with the amounts reported in Form SIPC-7 for the year ended December, 31 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
March 2, 2026

WORLD CHOICE SECURITIES, INC.

SCHEDULE OF ASSESSMENT AND PAYMENT TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) UNDER RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2025

GENERAL ASSESSMENT	$	734
LESS PAYMENT MADE 2/24/26 WITH SIPC-6		(311)
ASSESSMENT BALANCE DUE		423
ASSESSMENT PAID WITH FORM SIPC-7T	$	425

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

TOTAL REVENUE FOCUS PART IIA LINE 9	$	1,014,247
TOTAL ADDITIONS		0

DEDUCTIONS:

Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance companies separate account, and from transactions in security futures products.	462,011
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	41,590
Net gain from securities in investment accounts.	817
Commissions from Certificates of Deposit and Treasury Bills	0
Other revenue not related either directly or indirectly to the securities business.	20,231
The greater of (i)Total interest and dividend expense but not in excess of total interest and dividend income or (ii)40% margin interest earned on customers securities account	118

TOTAL DEDUCTIONS		524,767
SIPC NET OPERATING REVENUE	$	489,480
GENERAL ASSESSMENT @ .0015	$	734



World Choice

securities, inc.

World Choice Securities, Inc.
2025 Exemption Report

World Choice Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.153c3-3 under the following provision of 17 C.F.R.§240.15c3-3 (k)(2)(ii):

The Company met the identified exemption provisions in 17 C.F.R. § 240.15.c3-3(k) throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) Effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

World Choice Securities, Inc.

I, Robert K. Cargin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

President
March 2, 2026

Nick DiBartolomeo, CPA
Brian Schneider, CPA

Rick Dumas, CPA
James Peters, CPA



CPA GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of World Choice Securities, Inc.

We have reviewed management's statements, included in the accompanying SEC Rule 15c3–3 Exemption Report, in which:

(1) World Choice Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which World Choice Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions").

(2) World Choice Securities, Inc. stated that World Choice Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) Effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

World Choice Securities, Inc.'s management is responsible for compliance with the exemption provisions and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the period.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about World Choice Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
March 2, 2026

WORLD CHOICE SECURITIES, INC.

STATEMENT ON EXEMPTION FROM COMPUTATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

In accordance with the exemptive provision of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from computation of a reserve requirement and the information related to the possession or control requirements.

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